TABATHA III, INC.

1926 S. Oswego Way

Aurora, CO 80014

Information Statement

Pursuant To Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

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INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Tabatha III, Inc. ("Tabatha," the "Company"). It is being mailed on or before September 26, 2003 to all persons who are holders of record of the Company's common stock as of the date of the mailing. The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

The Company was formed as a "blind pool" or "blank check" company whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

Share Exchange

On September 20, 2003, the Company entered into an Agreement for Share Exchange with Worldwide Manufacturing USA, Inc. ("Worldwide"), a California corporation, pursuant to which the Company agreed to acquire all of the issued and outstanding common stock of Worldwide solely in exchange for shares of common stock of the Company. The Agreement for Share Exchange provides that the share exchange is to be completed on the basis of 27,900,000 shares of common stock of the Company for 10,000 shares of Worldwide. Accordingly, in order to acquire all of the issued and outstanding common stock of Worldwide, the Company will be required to issue a total of 27,900,000 shares of its common stock.

The transaction resulted in a change of control of the Company. At the time of closing under the Share Exchange Agreement, the persons who had previously been officers of the Company will tender their resignations, and the Board of Directors will appoint new officers designated by the new ownership, Worldwide. It is anticipated that Worldwide will request the current directors to resign and appoint successor directors as of a future date which is at least ten days after the date on which this Information Statement has been mailed to the Company's shareholders.

Worldwide has agreed that following closing under the Agreement for Share Exchange it will surrender its 10,000 shares for cancellation. In addition, 8,987,500 previously issued and outstanding shares owned by control persons will be canceled. Upon cancellation, such shares will no longer be part of the issued and outstanding common stock of the Company. Following closing under the Agreement for Share Exchange and cancellation of the shares currently owned by Worldwide and previous control persons, the Company will have a total of approximately 30,000,000 shares issued and outstanding, of which 27,900,000 shares, or approximately 93%, will be owned by persons who are currently shareholders of Worldwide.

It is currently anticipated that the closing under the Agreement for Share Exchange will be completed on or about September 30, 2003.

MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
Robert L. Smith	58	President and Chairman since March 2000
Diane Thelen	57	Secretary, Treasurer, and a Director since March 2000
John Ballard	45	Chief Financial Officer since July 2003

Biographical Information

Robert L. Smith

Robert L. Smith has been President and a director since inception of the Company on March 17, 2000. He has worked in sales, sales management and marketing for over 27 years. For more than the past 5 years he has owned a family business engaged in representing various manufacturers in an independent sales capacity. Until 1996 Smith was Executive Vice President, co-owner and member of the board of directors of Rocky Mountain Securities & Investments, Inc., when he sold that company. In October 2002 he was re-elected to the Board of Directors of Rocky Mountain Securities and Investments, Inc. to assist in turning around that company, and immediately thereafter that firm filed a petition under the Federal Bankruptcy Code as a result of a misappropriation of funds by an employee that took place while he was not involved with the company. Mr. Smith is also currently an officer and director of four other blind pool corporations which were incorporated on March 17, 2000 and which were formed for the purpose of seeking acquisitions. He is the president and director of Tabatha I, Inc., Tabatha II, Inc., Tabatha IV, Inc. and Tabatha V, Inc. Prior to Rocky Mountain Securities & Investments, Inc., Mr. Smith was employed with Allergan Pharmaceuticals as a regional sales manager. Mr. Smith holds a B.A. from Western State College.

Diane Thelen

Diane Thelen, the Company's Secretary, Treasurer, and a director, has managed and developed luxury high-rise residential, retail, industrial and large office building complexes for over twenty-five years. From 1990 to the present, Ms. Thelen has been a property manager for Frederick Ross Real Estate Services. She has written numerous articles on safety issues regarding large office complexes, as well as articles advocating the needs of real estate managers to state legislators. Ms. Thelen is an officer and director of four other "blind pool" corporations, which were incorporated on March 17, 2000, and which were formed to seek acquisitions. She is the Secretary and a director of Tabatha I, Inc., Tabatha II, Inc., Tabatha IV, Inc., and Tabatha V, Inc. Ms. Thelen is a Certified Property Manager (CPM) through the institute of Real Estate Management, Denver, Colorado, and a Real Property Administrator (RPA) through the Building Owners and Managers Association, Denver, Colorado.

John Ballard, Chief Financial Officer

John Ballard has more than fifteen years of business management, project management, and accounting experience. From January 2002 to the present, Mr. Ballard has been a financial consultant and director of Reveal Systems, Inc., a software development company and Internet provider based in Longmont, Colorado. Mr. Ballard was the Chief Financial Officer of Call Solutions Inc., a publicly traded company, from October 1999 to November 2002. Call Solutions was in the business of opening call centers. From 1988 to 1993, Mr. Ballard was Chief Financial Officer for a chain of retail stores in Denver. Mr. Ballard holds a Bachelor of Science Degree in Management and Marketing from the University of Colorado where he graduated Magna Cum Laude. Mr. Ballard also holds a Masters of Business in Administration from Regis University.

Compliance with Section 16(a) of the Exchange Act.

The Company's current directors have each filed an Annual Statement of Changes in Beneficial Ownership on Form 5. As of the date of this Information Statement, neither Worldwide nor the Company's newly appointed officers have filed an initial report of ownership on Form 3.

DESIGNEES AS COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed to the Company's Board of Directors following completion of the share exchange transaction described herein between the Company and Worldwide.

Name	Age	Position
Jimmy Wang	48	CEO, President, and Chairman
Mindy Wang	46	Secretary, Treasurer, and a Director
John Ballard	45	Chief Financial Officer

The directors named above will serve until the first annual meeting of the Company's stockholders following completion of the share exchange transaction or until their successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. Except for the plan described herein to appoint new directors following completion of the share exchange transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

Jimmy Wang, President and Chief Executive Officer

Jimmy Wang has over twelve years experience in a wide range of component manufacturing. From 1993 to the present, Mr. Wang has been President and CEO of Worldwide Manufacturing USA, Inc. From 1990 to 1995, Mr. Wang was the Sales Manager from MP World Manufacturing, Inc., and was responsible for increasing the company's sales from $2,000,000 to $8,000,000. In 1993, Mr. Wang founded Worldwide Manufacturing USA, Inc. In 1990, Mr. Wang earned a Masters Degree in Applied Economics from the University of Minnesota, and in 1982 received a Bachelors of Science Degree in Economics from the Shanghai Institute of Foreign Trade.

Mindy Wang, Secretary and Treasurer

Mindy Wang has over twelve years of accounting and financial management experience with Technology Power and Worldwide Manufacturing. From 1993 to the present, Ms. Wang has been Controller of Worldwide Manufacturing USA, Inc. In 1993, Ms. Wang co-founded Worldwide Manufacturing. Ms. Wang earned a Bachelors Degree in International Business from the University of California at Los Angeles Institute of Economics and Management in Beijing and attended the Master's program of the Business Education of the University of Minnesota.

Jimmy Wang and Mindy Wang are husband and wife. Each holds directly 13,950,000 shares, but may be deemed to beneficially own the shares owned by the other.

John Ballard, Chief Financial Officer

John Ballard has more than fifteen years of business management, project management, and accounting experience. From January 2002 to the present, Mr. Ballard has been a financial consultant and director of Reveal Systems, Inc., a software development company and Internet provider based in Longmont, Colorado. Mr. Ballard was the Chief Financial Officer of Call Solutions Inc., a publicly traded company, from October 1999 to November 2002. Call Solutions was in the business of opening call centers. From 1988 to 1993, Mr. Ballard was Chief Financial Officer for a chain of retail stores in Denver. Mr. Ballard holds a Bachelor of Science Degree in Management and Marketing from the University of Colorado where he graduated Magna Cum Laude. Mr. Ballard also holds a Masters of Business in Administration from Regis University.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of Tabatha III, Inc., of all executive officers and directors of Tabatha III, Inc. as a group, and of each person known by Tabatha III, Inc. to be a beneficial owner of 5% or more of its Common Stock. The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company's common stock following completion of the share exchange transaction. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrants or other right to acquire additional securities of Tabatha III, Inc., except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned Before Closing Under Agreement for Share Exchange	Percent of Class Owned Before Closing Under Agreement for Share Exchange	Number of Shares Beneficially Owned After Closing Under Agreement for Share Exchange	Percent of Class After Closing Under Agreement for Share Exchange
Robert L. Smith (1) P.O. Box 1554 Idaho Springs, CO 80452	3,000,000	27.0%	200,000	..06%
John Ballard (1) 6754 W. Hinsdale Place Littleton, CO 80123	4,000,000	36.0%	847,500	2.8%
Diane Thelen (1) 1926 So. Oswego Way Aurora, CO 80014	3,125,000	28.2%	325,000	1.08%
Jimmy Wang (1) Worldwide Manufacturing USA, Inc. 1142 Cherry Ave. San Bruno, California 94066	0	0	27,900,000(2)	46.5%
Mindy Wang (1) Worldwide Manufacturing USA, Inc. 1142 Cherry Ave. San Bruno, California 94066	0	0	27,900,000(2)	46.5%

All officers and directors as a group (6 persons)	10,125,000	91.3%	28,972,500	96.6%

(1) The person listed is an officer, a director, or both, of the Company.
(2) Pursuant to the Share Exchange Agreement, Jimmy Wang and Mindy Wang received 13,950,000 shares each. Jimmy and Mindy Wang are husband and wife. Each holds directly 13,950,000 shares, but may be deemed to beneficially own the shares owned by the other.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

Following completion of the share exchange transaction with Worldwide Manufacturing USA, Inc. and receipt of sufficient capital, the Company intends to begin paying salaries to its executive officers. None of the officers are expected to receive annual compensation in excess of $100,000. At the time the Company begins paying salaries, it is currently contemplated that the annual compensation for the CEO will be approximately $100,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Share Exchange Transaction

It is anticipated that on approximately September 30, 2003, the Company will complete a share exchange transaction with Worldwide Manufacturing USA, Inc., pursuant to which Worldwide will become a wholly-owned subsidiary of the Company. Therefore, persons who are currently shareholders of Worldwide Manufacturing USA, Inc., have a direct or indirect material interest in completion of the proposed share exchange transaction. This includes Jimmy Wang and Mindy Wang, each of whom is expected to be directors or executive officers of the Company following completion of the share exchange transaction.

Indemnification of Officers and Directors

As permitted by Colorado law, the Company's Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The Company's Articles exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or acts in violation of Corporation Code of the State of Colorado, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

September 26, 2003